Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

AMERISOURCE-BERGEN CORPORATION
MERGER HOTLINE/E-MAIL Q & A

AS OF 4/25/01

QUESTION
As has been explained before: the ration of .37 AmeriSource shares for each BBC share is fixed, as stated in the merger agreement between the two companies. The conversion to new company stock will be at the .37 ratio regardless of either company's stock price at the time of the close. So, for example, if you have 100 shares of BBC stock today, it will be converted into 37 shares of ABC stock upon finalization of the merger. The question then becomes what might the value of each ABC share be worth? In other words, would my 100 shares of BBC be worth more today than the 37 shares of the new company, or vice-versa? Since the new issue of stock does not yet exist, and thus has not been valued by the stock market, this is probably difficult to forecast with any degree of accuracy. But with such large sums of money at stake, I am sure that management has at least considered the likely results. Can you share those thoughts with the rest of us?

ANSWER
BBC stock will convert at .37:1, but AmeriSource stock will convert at 1:1; therefore, the price of the combined stock upon conversion will actually reflect the price of AmeriSource stock on that day. What happens from that point forward will first be based on investor confidence in the promise of accomplishments by the world's largest pharmaceutical distributor, then on actual combined company performance as time progresses.


QUESTION
If an employee leaves after receiving their 2 months' notice, but before their 2 months are completed are they still eligible for severance?

ANSWER
Yes, they will still be eligible for severance but will be paid regular pay only through their last day of employment, not through the end of the 2 months notice period.


QUESTION
With the consolidations planned for some Bergen distribution centers, how does the merger effect them?

ANSWER
The South Bend distribution center is on track to consolidate into the Williamston and Chicago distribution centers; the merger does not have any impact on the South Bend consolidation. The Raleigh distribution center consolidation has been put on hold; the merger will have an impact on the decision to consolidate Raleigh.


QUESTION
If the merger is allowed to move forward and approved by the shareholders, would Bergen associates be able to roll their Bergen 401k plans into their own IRA? Or would it automatically become part of the new company's 401k?

ANSWER
The merger itself will not trigger an event that would allow an IRA rollover. This will also be true after the merger, whether the money stays in the current 401k or moves to a successor 401k. If an associate leaves the Company, then the option of an IRA rollover becomes available.


QUESTION
With the name of the new company being AmeriSource-Bergen and the new stock symbol being ABC, what will the new company logo look like?

ANSWER
There has been no decision as to the look of a new company logo.


QUESTION
Does AmeriSource produce their own marketing and design collateral or is it done by an agency?

ANSWER
AmeriSource's marketing collateral and support materials are developed with a focus on the needs of the marketing activity and objectives and are consistent with the company's overall look and theme "Delivering Healthcare Solutions". Design, production and often writing are done by outside design/advertising agencies under close supervision of AmeriSource's marketing department and in coordination with the corporate and investor relations department.


QUESTION
Once the merger has been completed, will the company take into consideration what is needed to "boost" morale as employees strive to perform their best without knowing if they will lose their jobs?

ANSWER
In a sense, that process has already begun. We recognize that associates are nervous about their jobs now, even though the merger has not been completed. We have been doing what we can to help people deal with this stress even though we do not have any answers yet about how each person will be affected personally. Some of the things currently in place are:


     o    Merger hotline (800-447-8011 or ext. 4842)

     o    Anonymous e-mail forum (via the BBC Intranet)

     o    Intranet and phone mail merger updates

     o    Town-hall meetings with audio tapes available for the field

     o    Visits by company senior management teams

     o    Published severance plan

     o    Employee Assistance Program (Ann Clark & Associates @ 800-773-6121)

Throughout the integration process, the new company will work to ensure all associates are treated fairly and that decisions are made as timely as possible. In addition, we will continue a high level of communication. As always, additional suggestions from associates are welcome.


QUESTION
My options take 3 years to be 100% vested. Brent said that all options would be 100% vested at time of merger!

ANSWER
All unvested stock option shares in BBC related to option grants prior to February 15, 2001 will become vested upon the completion of the merger but may not be exercised for 12 months after the completion of the merger. There will be some exceptions. For example, options that otherwise would have vested during this 12-month period may be exercised when vested. Additional information as to the specifics of how this will work will be provided in due course.


QUESTION
Does AmeriSource currently have a Systems Assurance department/team? Or a software testing department?

ANSWER
No, AmeriSource does not have a separate software testing department. However, software testing and assurance is an integral part of the systems development process.


Forward-Looking Statements

The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

Participants in Solicitation

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.